03036205

MANUALLY SIGNED

RECD S.E.C.

OCT 28 2003

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

PROCESSED

OCT 29 2003

THOMSON FINANCIAL

Commission file number: 001-13605

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

EFC Bancorp, Inc.
1695 Larkin Avenue
Elgin, Illinois 60123

REQUIRED INFORMATION

Items 1-3. The Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

Exhibits

24 Accountant's Consent

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2002 and 2001

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Elgin Financial Center, SB
401(k) Employee Benefit Plan and Trust
Elgin, Illinois

We have audited the accompanying statements of net assets available for benefits of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
October 1, 2003

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments (Note 4)		
Common stock	$ 3,496,226	$ 2,746,040
Common and commingled trust	399,941	309,968
Mutual funds	1,126,814	1,268,559
Participant Loans	83,739	103,385
Total investments	5,106,720	4,432,952
Receivables		
Employee contributions	13,546	8,652
Investment income receivable	26,400	25,316
Total receivables	39,946	33,968
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,146,666	$ 4,466,920

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to	
Investment income (Note 4)	
Net appreciation in fair value of investments	$ 614,881
Interest	9,511
Dividends	115,417
	739,809
Contributions	
Participant wage deferrals	287,976
Rollovers	491
	288,467
Total additions	1,028,276
Deductions from net assets attributed to	
Benefits paid to participants	348,430
Administrative expenses	100
Total deductions	348,530
Net increase	679,746
Net assets available for plan benefits	
Beginning of year	4,466,920
End of year	$ 5,146,666

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of Elgin Financial Savings Bank (the Bank). The Plan was established effective November 1, 1986 and covers substantially all employees of the Bank. Employees who have completed six months of service and are age twenty and one-half or older are eligible for the elective deferral and employer match portions of the Plan. Employees who have completed six months of service and are age twenty-one are eligible for profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Elgin Financial Savings Bank (the Administrator) and the trustee of the Plan is HSBC Bank USA (the Trustee). The Trustee is the custodian of the Plan's assets.

Contributions: Each year participants may contribute between 2% and 10% of pretax compensation to the Plan, up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415. The Bank can make discretionary contributions, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Bank's discretionary profit sharing contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Bank's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The participant must be employed on the last day of the year in order to receive any employer contribution, except in the event of death, disability, or normal retirement.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and will first be used to pay administrative expenses and will then be allocated to eligible participants as of the last day of the plan year in which the terminated participant receives a distribution.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her vested balance upon attainment of early retirement age (55) and completion of five years of service, normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service in accordance with the table below.

Years of Service	Percent Vested
Less than two	0
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Bank, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts or rollover distributions.

Loan Provisions: Participants may borrow up to 50% of their account balance up to a maximum of $50,000. The loan will accrue interest as defined by the Plan.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 5%. Employer contributions are allocated in the same percentages as the employee has elected. The investment options are derived from a combination of various mutual funds, employer stock, and common and commingled funds. Plan participants are allowed to reallocate funds between investment options on a daily basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Investment valuation estimates are particularly subject to change in the near term.

Investments: Plan investments are reported at fair value. Investments in mutual funds are stated at quoted market prices. The fair value of participant units owned by the Plan in the common collective trusts is based on the quoted redemption values as of the last business day in the Plan's year. The fair value of EFC Bancorp, Inc. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds, common collective funds, and a significant concentration in EFC Bancorp, Inc. stock. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

(Continued)

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2002	2001
Investments at fair value		
Common stock		
EFC Bancorp, Inc. common stock (191,574 and 198,270 shares at December 31, 2002 and 2001)	$ 3,496,226	$2,746,040
Common and commingled trust		
HSBC Bank USA Stable Return Fund	357,403	284,981
Mutual funds		
AIM Blue Chip Fund	341,029	470,774
Dreyfus S&P 500 Index Fund	215,066	244,019

During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Common stock	$ 843,880
Common and commingled trust	45,286
Mutual funds	(274,285)
Net change in fair value	$ 614,881

During 2002, the Plan's investments earned interest and dividend income of $124,928.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $100 were paid from the Plan to HSBC Bank USA for trustee and plan recordkeeping services, which qualifies as a party-in-interest transaction. Professional fees for the audit of the Plan and other administrative costs of the Plan are paid by the Bank. Investments in EFC Bancorp, Inc. common stock, HSBC Bank USA common collective funds, and participant loans are considered party-in-interest investments. At December 31, 2002 and 2001, the value of party-in-interest investments was $3,979,906 and $3,159,393 respectively.

(Continued)

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated August 13, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan was restated to comply with GUST and EGTRRA effective January 1, 2002. The tax acts that are included in GUST are GATT (the Uruguay Round Agreements Act of the General Agreement on Tariffs and Trade), USERRA (the Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (the Small Business Jobs Protection Act of 1996), and TRA '97 (the Taxpayer Relief Act of 1997). In addition to GUST, the Plan was also updated for IRSRRA (the Internal Revenue Service Restructuring and Reform Act of 2000) and CRA (the Community Renewal Tax Relief Act of 2000). EGTRRA is the Economic Growth and Tax Relief Reconciliation Act.

NOTE 7 - RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$ 5,146,666	$ 4,466,920
Less: Employee contributions receivable	13,546	8,652
Net assets available for benefits per the Form 5500	$ 5,133,120	$ 4,458,268

The following is a reconciliation of net income per the financial statements to the Form 5500:

	Year Ended December 31, 2002
Net increase per the financial statements	$ 679,746
Less: Current year adjustment for contributions receivable	(13,546)
Plus: Prior year adjustment for contributions receivable	8,652
Net income per the Form 5500	$ 674,852

SUPPLEMENTAL SCHEDULE

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: Elgin Financial Savings Bank
Employer Identification Number: 36-1014010
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
		Common Stock		
*	EFC Bancorp, Inc.	191,574 shares		$ 3,496,226
		Common and Collective Trusts		
*	HSBC Bank USA	Stable Return Fund		357,403
*	HSBC Bank USA	Short Term Investment Fund		42,538
		Mutual Funds		
	AIM Equity Funds	Blue Chip Fund		341,029
	Alliance Funds	Growth & Income Fund		33,658
	Dreyfus Funds	S&P 500 Index Fund		215,067
	Dreyfus Laurel Funds	Bond Market Index Fund		148,641
	Federated	Managed Allocation Conservative Growth Fund		148,574
	Fidelity	Growth Opportunities Fund		84,434
	MFS	Value Fund		20,289
	Putnam	International Growth Fund		135,122
		Participant Loans		
*	Participant loans	Interest rates 5.75%-10.5%		83,739
				$ 5,106,720

* Party-in-interest.
** Not applicable for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2003

ELGIN FEDERAL FINANCIAL CENTER 401(k) EMPLOYEE BENEFIT PLAN AND TRUST

Barrett J. O'Connor
President and Chief Executive

00228816.doc

Exhibit 23.1

Accountants' Consent

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT AUDITORS

Plan Administrator
Elgin Financial Center, SB
401(k) Employee Benefit Plan and Trust
Elgin, Illinois

We consent to the incorporation by reference of our report dated October 1, 2003 on the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust ("the Plan") 2002 financial statements included in the Form 11-K of the Plan for the year ended December 31, 2002 into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission for the Plan.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
October 24, 2003